Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,
(Dollars in millions)	2015	2014
Fixed Charges:
Interest expense [1]	$240	$243
Interest capitalized	8	6
One-third of rents [2]	35	38
Total fixed charges	$283	$287
Earnings:
Income before income taxes	$2,056	$1,873
Fixed charges per above	283	287
Less: capitalized interest	(8)	(6)
	275	281
Amortization of interest capitalized	3	3
Total earnings	$2,334	$2,157
Ratio of earnings to fixed charges	8.25	7.52

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $11 million for each of the quarters ended March 31, 2015 and 2014. The ratio of earnings to fixed charges would have been 8.58 and 7.82 for the quarters ended March 31, 2015 and 2014, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.